Filed by Golden Ocean Group Limited
Commission File No.: 000-29106
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: CMB.TECH NV
Commission File No.: 001-36810

GOGL – Update on Merger with CMB.TECH and Change of VPS Registrar
Hamilton, Bermuda, 28 July, 2025 – Reference is made to the stock exchange announcement made by Golden Ocean Group Limited (NASDAQ: GOGL & Euronext Oslo Børs: GOGL) (“Golden Ocean”) and CMB.TECH NV (NYSE: CMBT & Euronext Brussels: CMBT) (“CMB.TECH”) on 28 May 2025, where a merger between Golden Ocean and CMB.TECH was announced (the “Merger”).
Assuming timely fulfillment of the relevant closing conditions, the parties aim to complete the Merger as soon as possible after the Golden Ocean Special General Meeting scheduled for 19 August 2025, currently expected on or around 20 August 2025, which will also be the first day of trading for the newly issued CMB.TECH Merger consideration shares on NYSE, Euronext Brussels and, tentatively, the first day of trading of CMB.TECH on Euronext Oslo Børs.
It is envisaged that Golden Ocean shareholders owning Golden Ocean common shares that trade on Nasdaq shall receive their portion of the new CMB.TECH ordinary shares that trade on NYSE, and Golden Ocean shareholders owning Golden Ocean common shares that trade on Euronext Oslo Børs shall receive their portion of the new CMB.TECH ordinary shares that are expected to trade on Euronext Oslo Børs.
In order to facilitate for the closing of the Merger, Golden Ocean has decided to change its registrar in Euronext Securities Oslo (“VPS”) from Nordea Trading & Custody Services, a part of Nordea Bank Abp, filial i Norge (“Nordea”), to DNB Carnegie, a part of DNB Bank ASA (“DNB”).
As part of this transition, the full holding of Golden Ocean shares currently registered with Nordea in Euroclear will be transferred to DNB via Clearstream.
In connection with the change of VPS registrar as well as to facilitate timely delivery and settlement of the Merger consideration shares to Golden Ocean shareholders with their shares trading on Euronext Oslo Børs, through the VPS, there will be a conversion stop in the VPS system. During this period, Golden Ocean shareholders will not be able to convert or transfer their Golden Ocean shares between Euronext Oslo Børs (VPS) and Nasdaq (DTC). Nordea is expected to halt conversion services approximately two (2) business days prior to the transfer to DNB and until the Merger has been completed, while DNB aims to resume conversion services for the CMB.TECH shares approximately two (2) business days after the CMB.TECH shares have begun trading on Euronext Oslo Børs. As a result, the conversion stop for the Golden Ocean shares is expected to occur on or about 4 August until the closing date of the Merger expected to be on or about 20 August 2025, and continuing for the CMB.TECH shares for approximately two (2) business days thereafter, depending on the timing of the registrar change and fulfilment of the relevant Merger closing conditions.
Disclaimer
Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons distributing this communication must satisfy themselves that it is lawful to do so. The potential transactions described in this announcement and the distribution of this announcement and other information in connection with the potential transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions.
This announcement is not a recommendation in favor of the proposed Merger described herein. In connection with the Merger, CMB.TECH filed with the US Securities and Exchange Commission (the “SEC”)  a registration statement on Form F-4 (the “Registration Statement”) on 1 July 2025 which the SEC declared effective on 16 July 2025. The Registration Statement includes a prospectus of CMB.TECH and a proxy statement of Golden Ocean. CMB.TECH also has filed other relevant documents with the SEC regarding the proposed Merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. You may obtain a free copy of the proxy statement/prospectus and other relevant documents that CMB.TECH files with the SEC at the SEC’s website at www.sec.gov.